Filed Pursuant to Rule 433

Registration No. 333-156060

February 3, 2009

HARLEY-DAVIDSON, INC.

15.00% Senior Notes Due 2014

Issuer:	HARLEY-DAVIDSON, INC.

Security:	15.00% Senior Notes Due 2014

Size:	$600,000,000

Maturity:	February 1, 2014

Coupon (Interest Rate):	15.00%

Yield to Maturity:	15.00%

Gross Spread:	0.63%

Price to Public:	100%

Proceeds to Issuer:	$596,220,000

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2009, which will result in a short first coupon and a short final coupon

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 25 basis points

Settlement Date:	February 5, 2009 (T + 2)

CUSIP:	412822 AC2

Bookrunners:	Morgan Stanley & Co. Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. Incorporated at (866) 718-1649, Citigroup Global Markets Inc. at (877) 858-5407, Deutsche Bank Securities Inc. at (800) 503-4611 or J.P. Morgan Securities Inc. collect at 212-834-4533.

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